U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-09043

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	BROAD STREET REALTY, INC.

Former Name if Applicable:                 N/A

Address of Principal Executive Offices (Street and Number): 7250 Woodmont Ave, Suite 350

City, State and Zip Code: Bethesda, Maryland 20814

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Broad Street Realty, Inc. (formerly known as MedAmerica Properties Inc.) (the “Company”) has determined that it is unable to file Annual Report on Form 10-K for its fiscal year ended December 31, 2019 (the “Annual Report”) within the prescribed period without unreasonable effort or expense for the reasons set forth below.

As previously disclosed, on December 27, 2019 and December 31, 2019, the Company completed mergers (collectively, the “Mergers”) with Broad Street Realty, LLC (“BSR”) and 11 other Broad Street entities. As a result of the Mergers, the Company succeeded to the business of BSR, including its commercial brokerage, property management and development businesses, and acquired ten retail properties. Pursuant to the agreements and plans of merger related to the Mergers, immediately prior to or at the effective time of the Mergers on December 27, 2019, the Company changed its name to “Broad Street Realty, Inc.,” all of the Company’s then-existing officers resigned and all of BSR’s management team and employees, including its accounting personnel, became the management team and employees of the Company. In addition, all of the Company’s accounting and financial systems were replaced with those of BSR.

The Company has concluded that the Merger with BSR should be accounted for as a reverse acquisition and has identified BSR as the accounting acquirer in accordance with Accounting Standards Codification Topic 805 and as the Company’s predecessor, as defined in Rule 405 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, the financial statements included in the Annual Report will reflect the financial condition, results of operations and cash flows of BSR, as the Company’s predecessor, prior to December 27, 2019 and of the Company, on a consolidated basis after giving effect to the Mergers, from December 27, 2019 through December 31, 2019.

Due to the timing of the closing of the Mergers and the significant time and effort necessary to determine the accounting treatment for the Mergers and to prepare and audit the required financial statements, the Company could not file the Annual Report within the prescribed time period without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael Z. Jacoby	(301)	828-1200
Name	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the financial statements included in the Annual Report will reflect the financial condition, results of operations and cash flows of BSR, as the Company’s predecessor, prior to December 27, 2019 and of the Company, on a consolidated basis after giving effect to the Mergers, from December 27, 2019 through December 31, 2019. The results of operations for the year ended December 31, 2019 that will be included in the Annual Report, therefore, will not be comparable to the results of operations of the Company included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018. Due to the substantial changes in the business and operations of the Company in connection with the Mergers and the continuing preparation and audit of the financial statements of BSR and the Company, the Company at this time cannot provide a reasonable estimate of the results of operations for the year ended December 31, 2019.

Cautionary Statements Regarding Forward-looking Statements

This notification of late filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act that involve risks and uncertainties. While the Company’s management believes the assumptions underlying its forward-looking statements and information are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond the control of the Company’s management. Certain factors that could cause actual results to differ materially from the Company’s expectations include: the impact of the coronavirus (COVID-19) pandemic on macroeconomic conditions and economic conditions in the markets in which the Company operates; federal, state and local government initiatives to mitigate the impact of COVID-19, including additional restrictions on business activities and potential shelter-in-place and other restrictions; and unforeseen difficulties completing the Annual Report and the preparation and audit of the financial statements included therein. Except as otherwise may be required by law, the Company undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this notification.

BROAD STREET REALTY, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Michael Z. Jacoby
Michael Z. Jacoby, Chief Executive Officer

March 30, 2020